EXHIBIT 99.1.19

JOINT FILING AGREEMENT

The undersigned hereby agree that they are filing this statement jointly pursuant to Rule 13d-1(k)(1). Each of them is responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other on behalf of each of them of such a statement on Schedule 13D (and any amendments thereto) with respect to the ordinary shares beneficially owned by each of them, of LyondellBasell Industries N.V., a public limited liability company incorporated under the laws of the Netherlands. This Joint Filing Agreement shall be included as an exhibit to such Schedule 13D.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 11th day of June, 2025.

ACCESS INDUSTRIES HOLDINGS LLC   By: Access Industries Management, LLC, its Manager

                                                   /s/ Alejandro Moreno
                                                   Name: Alejandro Moreno
                                                   Title: Executive Vice President

ACCESS INDUSTRIES MANAGEMENT, LLC   /s/ Alejandro Moreno
                                                   Name: Alejandro Moreno
                                                   Title: Executive Vice President

LYB HOLDCO LLC   By: Access Industries Management, LLC, its Manager

                                                   /s/ Alejandro Moreno
                                                   Name: Alejandro Moreno
                                                   Title: Executive Vice President

AI INVESTMENTS HOLDINGS LLC   By: Access Industries Management, LLC, its Manager

                                                   /s/ Alejandro Moreno
                                                   Name: Alejandro Moreno
                                                   Title: Executive Vice President

ACCESS INDUSTRIES, LLC

By: Access Industries Management, LLC, its Manager

/s/ Alejandro Moreno
Name: Alejandro Moreno
Title: Executive Vice President

*   _
Name: Len Blavatnik

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* The undersigned, by signing his name hereto, executes this Schedule 13D pursuant to the Power of Attorney executed on behalf of Mr. Blavatnik and filed herewith.

By: /s/ Alejandro Moreno
    Name: Alejandro Moreno
    Attorney-in-Fact